CONFIDENTIAL

FOR COMMISSION USE ONLY

iGATE CORPORATION

6528 Kaiser Drive

Fremont, California 94555

(510) 896-3015

February 22, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Gilmore and Ryan Houseal

Re:	iGATE Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 000-21755

Dear Mr. Gilmore and Mr. Houseal:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 15, 2013, with respect to the above referenced Form 10-K initially filed with the Commission on March 14, 2012 (the “10-K”). Your letter included five comments with respect to the 10-K and we have responded to all five comments below. For your convenience, we have set forth below in bold each of the Staff’s comments and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Series B Preferred Stock, page 75

SEC Comment:

1.	We note from your response to prior comment 11 that you have concluded that the preferred stock is more akin to equity. Please provide us with a more detailed analysis in making this determination and specifically address each of the material features of the preferred stock. Your response should explain, in greater detail, how you considered the fact that the dividends are cumulative and that the preferred stock is not perpetual when making your conclusion. As part of your response, please also explain how the economic characteristics of the preferred stock are more akin to equity than debt.

Company Response:

We acknowledge the Staff’s comment and hereby respectfully submit additional analysis supporting our determination that the Series B Preferred Stock (the “Preferred Stock”) is more akin to equity. To determine whether the conversion feature is clearly and closely related to the host contract, we considered the guidance of ASC 815-15-25-17, which states that “because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of convertible preferred stock (other than the conversion option) shall be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.”

We also considered the Staff’s view that the nature of the host contract is not always apparent when the hybrid instrument is convertible preferred stock. Accordingly, the terms of the Preferred Stock were analyzed to determine whether the preferred stock host contract was more closely related to an equity instrument or a debt instrument. ASC 815-10-S99-3 (formerly EITF Topic D-109 “Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133”) requires that the consideration of the economic characteristics and risks of the host contract be based on all of the stated or implied substantive terms and features of the hybrid financial instrument. Although requiring that all stated or implied substantive terms and features of the hybrid instrument be considered, the Staff has also noted that applying judgment is necessary when evaluating all of the relevant terms and features of preferred stock and has acknowledged that the consideration of an individual term or feature may be weighted more heavily than other terms or features in the analysis. ASC 815-15-25-17 states, in part, that “the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument”. Thus, ASC 815 literally prohibits the consideration of the conversion option in determining the nature of the host instrument. The table below presents several common key features in preferred stock, with one possible view of the spectrum of possible terms across those key features. With each feature, one end of the spectrum is deemed to be more equity like, and the other more debt-like as follows:

FEATURE	EQUITY HOST	< --------	------->	DEBT HOST
Redemption	Perpetual	May be put to the issuer (at holder’s option) on contingent event	May be put to the issuer (at holder’s option) with passage of time	Mandatorily redeemable
Dividends	Cumulative participating (and presumably non-cumulative participating)	Non-cumulative fixed rate (and presumably indexed variable rate)		Cumulative fixed rate (and presumably cumulative indexed variable rate)
Voting Rights	Votes with common on “as-converted” basis	Votes with common on “as-converted” basis on specific matters	Votes only on matters related to specific instrument	Non-voting
Covenants	No provisions that are substantively protective covenants		Includes provisions that are substantively protective covenants
Conversion Rights	Mandatorily convertible	Optionally convertible		Not convertible

Each of the characteristics of the Preferred Stock is described below, with reference to the above table:

a.	Redemption

There are no stated redemption clauses in the Preferred Stock agreement. There is, however, a clause relating to the put right provided to the investor exercisable on the Settlement date or upon a Change of Control (each as defined in the relevant Preferred Stock instruments). These can be construed to be puttable at the option of the holder either (i) with the passage of time or (ii) upon a contingent event. Therefore, while the passage of time would more closely resemble a debt host contract, the occurrence of the contingent event would more closely resemble an equity host.

b.	Dividends

The Preferred Stock accrues cumulative dividends at a rate of 8.00% per annum, and participates (on an as converted basis) equally with common stockholders in dividends declared or paid on common stock. Thus, this feature can be construed to be in the middle range.

c.	Voting rights

The Preferred Stock has voting rights on an “as converted” basis with the common stock, except that the Preferred Stock must vote in unison with the common stock with respect to the election and removal of directors proposed by the nominating committee of the Company. This does not appear to be a significant restriction on the voting rights of the Preferred Stock because they have participative rights in other matters such as any new acquisitions, dispositions, dividend declarations on common stock, etc. As such, we determined that the voting rights of the Preferred Stock are more closely related to those of an equity host contract.

d.	Conversion rights

The Preferred Stock is optionally convertible by the holder up until the date that is six (6) years from issuance, at which point it mandatorily converts (assuming that no earlier redemption occurred as the result of a Change of Control) to common stock on the Settlement Date. We believe that his feature, therefore, more closely resembles an equity host contract.

e.	Covenants

While the Company does owe holders of the Preferred Stock certain participatory covenants, there are no provisions in the Preferred Stock agreement that are substantively protective covenants and there is no collateral offered on the Preferred Stock. Therefore, this feature can be construed to be in the middle range.

The above analysis shows that the instrument has more equity host features. The ASC 815-10-S99-3 (formerly EITF Topic D-109) states that it should not necessarily be presumed that a simple “majority rules” in determining the character of the hybrid instrument, and thus the character of the host instrument. Accordingly, even if the equity-like conversion option offsets the existence of a debt-like put right, the voting and participating rights are substantial in nature and hence we respectfully submit that it is reasonable to conclude that the Preferred Stock instrument more closely resembles an equity host than a debt instrument.

As a result of this determination, the economic characteristics and risk of the equity conversion option (the conversion from the Preferred Stock to the Company’s own common stock) would be clearly and closely related to the host contract. Therefore, because the embedded conversion feature is clearly and closely related to the host preferred stock contract pursuant to ASC 815-25-1, the embedded conversion feature is not required to be bifurcated and separately accounted for as a derivative.

Note 12. Goodwill and Intangible Assets, page 84

SEC	Comment:

2.	Your response to prior comment 12 indicates that you based your expectations of future cash flows on “certain market participant assumptions, including assumptions about contract renewals.” Please explain these assumptions in greater detail and tell us what consideration was given to each of the factors listed in ASC 350-30-35-3. Also, with regard to the weighted-average amortization period that was incorrectly disclosed as 7.6 years, please confirm that you will disclose the appropriate period in future filings.

Company	Response:

We respectfully submit that we have used the following market participant assumptions:

1.	Revenue projections: The total revenue projections represents the expected revenues from existing customers. To arrive at the projected revenues from the existing customers, we have considered the Trailing Twelve Months (TTM) revenues from all the existing customers as at the Valuation Date and applied an annual average churn rate of 3% to these revenues. We computed the average churn rate considering the revenues for the past five (5) completed years, excluding the revenues for the fraction (4.5 months) of the year 2011, since considering the fractional period may not be reasonable for arriving at an annual churn rate.

2.	Customer acquisition costs: There are no significant customer acquisition costs expected in the future due to various measures being undertaken, such as a more direct business model, standardization of internal processes and offerings and a move to the model of integrated technology and process.

3.	Contributory Asset Charges: The contributory charges for economic returns are computed based on the assets utilized by the intangible asset. The notional contributory charges are based on the presumption that the contributory assets were leased from a third party in an arms-length transaction. All such contributory charges are computed based on the fair value of the relevant contributory asset.

4.	Discount Rate: We considered the risk of the above intangible asset in relation to the risk of other intangible assets and in relation to the risk of the overall business. Based on this analysis, we utilized a discount rate of 18.00%. The discount rate includes the risk of achieving the estimated cash flows and hence is higher than the Weighted Average Cost of Capital (“WACC”) of 15%. The WACC is comprised of three elements, namely the risk free rate, market risk premium and adopted beta.

5.	Life: We have assumed an economic life of fifteen (15) years as a reasonable period over which we expect to generate cash flows from these customers and have also assumed that the present value factor beyond such period is not material.

In determining the fifteen (15) year life of our customer relationships, we followed the guidance in ASC 350-30-35-3, which states that the estimate of the useful life of an intangible asset to an entity should be based on an analysis of all pertinent factors, particularly the following:

1.	The expected use of the asset by the entity: The target company, Patni Computer Systems Limited (currently known as iGATE Computer Systems Limited and referred to herein as “Patni”), has been in existence since February 1978. In determining the useful life of customer relationships, we reviewed the historical churn of Patni’s customers (i.e. contract renewals) which indicated that their customers had been with Patni for a relatively longer period of time. We also considered iGATE’s own historical experience in extending and renewing similar contractual relationships – for example, RBC and GE are our top two customers who have been with us for several years. Hence we considered fifteen (15) years as a reasonable period over which we would expect to use the customer relationships.

2.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate: The customer relationships arising out of the acquisition of Patni was the only intangible asset and hence this factor was not considered.

3.	Any legal, regulatory, or contractual provisions that may limit the useful life: Based on our review of the customer contracts, there were no legal or regulatory provisions that limit the useful life of the customer intangible. However, our business operates under a Master Service Agreement (“MSA”) model wherein the MSAs are generally renewed every three (3) years. We analyzed the top customers’ revenues and the length of each customer’s relationship. We found that the relationships were of a long-term nature. For example, the top two customers, General Electric and State Farm, had been with Patni for more than fifteen (15) and eleven (11) years, respectively.

4.	The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity: Both iGATE and Patni operate in the Information Technology industry. Hence, our historical experience in renewing contracts is similar to Patni contracts (please see point 1 above). We evaluated the assumptions a market participant would use, including Patni’s historical low customer churn rate experience (of 3%) and an expectation of future cash flows of 15 years.

5.	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels): The industry is highly competitive but the customer relationships are often stable. We considered the potential for obsolescence or new technology and believe there would be no substantial risk for these types of services, as long as our prices remain competitive and the customer is satisfied with the quality of service. We believe both current customer satisfaction and the potential for the customer to experience business disruption to change providers mitigate competitive factors.

6.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset: There is no significant level of maintenance expected to be required in order to generate the future cash flows.

With regard to the weighted-average amortization period that was incorrectly disclosed as 7.6 years, we hereby confirm that we will disclose the appropriate period in future filings.

Note 24. Guarantor Subsidiaries – Supplemental condensed consolidating financial information, page 106

SEC Comment:

3.	We note your response to prior comment 15 where you describe the circumstances under which the guarantees automatically terminate or the subsidiary guarantor will be released and discharged from their obligations. We further note that you intend to revise disclosure in future filings to state that there are “limited exceptions considered customary” for these guarantees. This disclosure does not appear specific enough to sufficiently inform readers of the termination and release provisions. In future filings, please revise to disclose the specific release provisions that you have listed in your response.

Company Response:

We acknowledge the Staff’s concern and hereby confirm that in our future filings we will disclose the specific release provisions noted in our response to prior comment 15.

Part III (as Incorporated by Definitive Proxy Statement Filed March 16, 2012)

Compensation Discussion and Analysis

SEC Comment:

4.	We note your response to prior comment 17 but continue to believe that a quantitative discussion of the performance targets used to award annual bonuses and long-term equity awards is material to an understanding of your executive compensation policies. Further, it is unclear why you believe that disclosing bonus targets for a previous year would compromise your competitive position by providing competitors with insight into your goals, operations, forecasts and strategies for the current year and the short to mid-term future. Please expand your analysis as to how you believe that competitors could pull together sufficiently specific information about the company’s future operations and strategy from the disclosure of the financial targets to cause the company competitive harm.

Company Response:

We acknowledge the Staff’s concern and have re-examined the potential of suffering competitive harm as the result of disclosing the prior year revenue (“Revenue”) and earnings per share (“EPS”) targets used to award annual bonuses, as well as the targets related to twelve (12) month adjusted EBITDA used to determine vesting of long-term equity awards. We respectfully submit that we continue to believe that disclosure of these specific prior year performance targets could potentially cause competitive harm to the Company on a prospective basis for the reasons set forth in our previous response dated December 31, 2012, however, despite these concerns, we hereby agree and confirm that if, in the future, we use Revenue, EPS or adjusted EBITDA performance targets in order to determine annual bonus or long term stock incentive plan awards (or the vesting of such awards), we will disclose such performance targets in our future filings pursuant to Item 402(b) of Regulation S-K. Notwithstanding the foregoing, we will continue to assess whether, under different circumstances which may be applicable in future years, such disclosure would result in competitive harm to the Company which would warrant omitting the disclosure of such performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Moreover, we respectfully confirm that with regard to fiscal year 2011 Revenue and EPS targets, the Revenue and EPS targets for the performance based annual cash bonus for each of Messrs. Phaneesh Murthy Sujit Sircar, Sean Narayanan and Srinivas Kandula for fiscal year 2011 were $777 million and $0.63, respectively. We further advise the Staff that the performance based restricted stock awards granted under our 2006 Plan to certain of our executive officers in accordance with the disclosure contained in our Definitive Proxy Statement filed on March 16, 2012 will vest only if the Company achieves an adjusted EBITDA1 of $400 million during the specified performance periods. Disclosure of this target is also contained in Item 5.02 of our Form 8-K filed on May 16, 2011.

SEC Comment:

5.	Further to the comment above, please tell us the “other targets” that you use to award annual bonuses to each of your named executive officers. We note that you disclose the “other discretionary performance targets” for Mr. Trussell but it is unclear what the “other targets” are for the four other executive officers.

Company Response:

As disclosed in our Definitive Proxy Statement filed March 16, 2012, with regard to (a) Mr. Murthy’s 2011 performance based bonus, the Compensation Committee weighted achievement of the Revenue target, the EPS target, and “other targets” at 25%, 25% and 50%, respectively, and (b) the 2011 performance based bonuses for each of Messrs. Sircar, Narayanan and Kandula, the Compensation Committee weighted achievement of the Revenue target, the EPS target, and “other targets” at 35%, 35% and 30%, respectively.

The “other targets” referenced above and in the proxy were not a set of specific objectives or goals. Rather, they were based on qualitative, subjective reviews of actions taken and/or results

[1]

The Compensation Committee defines and calculates adjusted EBITDA in the same manner as described in the Company’s earnings releases, namely, as net income plus (i) depreciation and amortization, (ii) interest expense, (iii) income tax expense, minus (iv) other income, net plus (v) foreign exchange (gain)/loss, (vi) stock-based compensation (vii) acquisition expenses (viii) severance expenses, (ix) delisting (going private) expenses and (x) merger and reorganization expenses.

achieved in light of a set of wide-ranging performance objectives that were used for general performance management. The inherently discretionary nature of these “other targets” does not provide for payment upon the achievement of objective goals that were communicated to management. The portion of the bonus related to “other targets” was intended to provide management and the Compensation Committee with the ability to reward officers for superior performance, where appropriate, determined without regard to the achievement of the financial metrics described in the response to Comment No. 4 above. We do recognize, however, that the term “target” tends to imply an objectively ascertainable goal, rather than a subjective, qualitative analysis, and so we respectfully submit that we will refrain from referring to “targets” in future filings where, as here, no true “targets” existed.

With regard to the individual components of the “other targets” qualitative analysis described above, we do not believe that, individually, those components are material, which is why they were not disclosed. Nevertheless, in response to the Staff’s inquiry, we respectfully confirm that the primary components of the “other targets” recognized and assessed by management and the Compensation Committee with respect to the specified executive officers during 2011 were primarily related to integration efforts resulting from the acquisition of Patni Computer Systems Limited (currently known as iGATE Computer Systems Limited and referred to herein as “Patni”), but also included (a) leadership (including, but not limited to, rolling out a combined entity vision and mission, streamlining leadership and enhancing the vertical organization of the Company subsequent to the acquisition of Patni), (b) business development and retention (including, but not limited to, the addition of new customers, retention of key customers and executing key customer review mechanisms) and (c) business operations (including, but not limited to, implementing general cost reductions, executing and unifying key policies, facility consolidations, headcount optimization and attrition reduction).

While expectations of achievement in these areas of performance were communicated to our named executive officers and considered by management in making recommendations to the Compensation Committee regarding this aspect of the annual incentive bonuses, these achievement metrics were not considered by the Compensation Committee as specific performance goals, per se. Instead, the Compensation Committee considered the totality of the circumstances, including these “other targets,” and approved annual bonus awards accordingly.

We further confirm that to the extent management and the Compensation Committee continue to rely on subjective performance criteria in determining future performance-based awards under our annual bonus plans, we will disclose such performance criteria in the corresponding filings pursuant to Item 402(b) of Regulation S-K; provided, however, that we respectfully reserve the right to continue to assess whether such disclosure would result in competitive harm to the Company which would warrant omitting the disclosure of such performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

In connection with the above responses, iGATE Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact our outside counsel, Teresa V. Pahl (415-995-5079) or Michael J. Gorback (650-358-1367) of Hanson Bridgett LLP.

Sincerely,

/s/ Sujit Sircar

Sujit Sircar

Chief Financial Officer

iGATE Corporation

cc:	Teresa V. Pahl
Michael J. Gorback
Hanson Bridgett LLP